UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

National Coal Corp.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
632381208
(CUSIP Number)
Ann E. Carey, Business Legal Assistant c/o Howard Rice Nemerovski Canady Falk & Rabkin, A Professional Corporation Three Embarcadero Center, Suite 700 San Francisco, CA 94111-4024 415.434.1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
			4,600,000
Number of	7.	Sole Voting Power
Shares			0
Beneficially	8.	Shared Voting Power
Owned by			4,600,000
Each Reporting	9.	Sole Dispositive Power
Person With			0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	4,600,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	17.8%
14.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	THE J-K NAVIGATOR FUND, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
			2,689,724
Number of	7.	Sole Voting Power
Shares			0
Beneficially	8.	Shared Voting Power
Owned by			2,689,724
Each Reporting	9.	Sole Dispositive Power
Person With			0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,689,724
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	10.4%
14.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD OFFSHORE, LTD.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Bermuda

Number of	7.	Sole Voting Power	1,910,276
Shares
Beneficially	8.	Shared Voting Power	0
Owned by
Each Reporting	9.	Sole Dispositive Power	1,910,276
Person With
	10.	Shared Dispositive Power	0

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	1,910,276
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	7.4%
14.		Type of Reporting Person (See Instructions)	OO

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	4,600,000
Owned by
Each Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	4,600,000

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	4,600,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	17.8%
14.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	4,600,000
Owned by
Each Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	4,600,000

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	4,600,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	17.8%
14.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.	Security and Issuer

This Schedule 13D (“Schedule”) relates to shares of common stock, par value $.0001 per share (the “Common Stock”), of National Coal Corp. (the “Issuer”). The principal executive office of the Issuer is 8915 George Williams Road, Knoxville,

TN 37923

Item 2.	Identity and Background

This Schedule is filed on behalf of Steelhead Partners, LLC (“Steelhead”), The J-K Navigator Fund, L.P. (“Navigator”), Steelhead Offshore, Ltd. (“Offshore”), James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Navigator, Mr. Johnston and Mr. Klein is 1301 First Avenue, Suite 201, Seattle, WA 98101. The principal business address of Offshore is c/o Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor, 7 Reid Street, Hamilton HM 11, Bermuda.

Navigator is an investment limited partnership, whose general partner is Steelhead. Offshore is an offshore investment fund, whose investment manager is Steelhead. Steelhead is an investment adviser registered as such with the SEC. Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Navigator, Offshore, Mr. Johnston or Mr. Klein has during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Navigator, Offshore, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Navigator is a Delaware limited partnership, Offshore is a Bermuda exempted company, Mr. Johnston and Mr. Klein are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price for the 749,342 shares of the Issuer’s Common Stock acquired by Navigator in the private (PIPE) transaction described under Item 5(c) below (the “October 2007 PIPE Financing”) was approximately $2,247,972 and the aggregate purchase price for the 1,050,676 shares of the Issuer’s Common Stock acquired by Offshore in the October 2007 PIPE Financing was approximately $3,152,028. The source of the funds used was working capital of Navigator and Offshore, respectively.

Item 4.	Purpose of Transaction

The acquisition of securities in the October 2007 PIPE Financing described in Item 5(c) was made for investment purposes.

On October 19, 2007, the original lenders party to that certain Credit Agreement dated as of October 12, 2006 (as amended) by and among the Issuer, National Coal Corporation, its wholly owned subsidiary (the “Borrower”), Guggenheim Corporate Funding, LLC (“Guggenheim”) and the lenders identified therein (the “Credit Agreement”) assigned to Navigator, Offshore and an unrelated third party (the “Co-Lender”) all of Borrower’s outstanding obligations to repay funds loaned to Borrower pursuant to the Credit Agreement in the aggregate principal amount of $10,000,000 and, to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the original lenders against any person arising under or in connection with the Credit Agreement (the “Debt Assignment”). Guggenheim remains as Administrative Agent under the Credit Agreement.

Also on October 19, 2007, the parties to the Credit Agreement entered into a Waiver and Amendment No. 3 (the “Waiver and Amendment”) to the Credit Agreement, pursuant to which the parties agreed to waive and amend certain provisions of the Credit Agreement. Pursuant to the Waiver and Amendment, Guggenheim, as Administrative Agent, and Navigator, Offshore and the Co-Lender, as the new lenders under the Credit Agreement, waived certain fees related to amounts outstanding under the Issuer’s term loan facility as of December 31, 2007, the Issuer’s compliance with certain minimum consolidated EBITDA requirements for the fiscal quarters ending September 30, 2007 and December 31, 2007, and the registration and processing fee due to Guggenheim solely with respect to the Debt Assignment and acceptance of the Borrower’s outstanding obligations to Navigator, Offshore and the Co-Lender. The Waiver and Amendment also amended various restrictive covenants in the Credit Agreement, including certain restrictive covenants whose waiver was required in order to permit the Issuer to consummate the acquisition of Mann Steel Products, Inc., as well as certain other contemporaneous transactions, all as described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2007.

In connection with the Debt Assignment and the Waiver and Amendment, the Issuer also agreed, on behalf of itself and the Borrower, at the Issuer’s election and as compensation for the Waiver and Amendment and Debt Assignment: (i) to issue warrants (the “Warrants”) to Navigator, Offshore and the Co-Lender (in their capacities as independent lenders under the Credit Agreement) on or before June 30, 2008 to purchase up to an aggregate of 750,000 shares of the Issuer’s common stock at an exercise price of $3.00 per share with a term through December 31, 2011; or (ii) to make certain cash payments to Navigator, Offshore and the Co-Lender (in their capacities as independent lenders under the Credit Agreement) on or before October 17, 2008 in an aggregate amount equal to the Black-Scholes value of a warrant, exercisable on or before December 31, 2011, for up to 750,000 shares of the Issuer’s common stock at an exercise price of $3.00 per share, obtained using the “OV” function on Bloomberg Financial Markets. If the Issuer elects to issue the Warrants, the Warrants will be allocated 29.50% and 20.50% and 50.00% among Navigator, Offshore and the Co-Lender, respectively.

As an additional inducement for Navigator, Offshore and the Co-Lender (in their capacities as independent lenders under the Credit Agreement) to enter into and deliver the Waiver and Amendment, and in consideration therefor, Jon Nix (a member of the Issuer’s Board of Directors), Jenco Capital Corporation (an affiliate of Mr. Nix) and Crestview Capital Master, LLC, each of whom is a stockholder of the Company (collectively, the “Subject Stockholders”) agreed to enter into a Voting Agreement, also dated as of October 19, 2007, in favor of Navigator, Offshore and the Co-Lender (the “Voting Agreement”). Pursuant to the Voting Agreement, each Subject Stockholder agreed, among other things, to vote all shares of the Issuer’s Common Stock beneficially owned by such Subject Stockholder in connection with any meeting of the stockholders of Issuer: (i) in favor of any stockholder resolutions ratifying or approving the issuance of the Warrants or any shares of the Issuer’s Common Stock for which the Warrants are exercisable; and/or (ii) against any action or agreement which would materially impede or interfere with or prevent, the issuance or the exercise of the Warrants in full.

Each of the reporting persons expressly disclaims membership in a “group” with the Co-Lender or the Subject Stockholders (or any of them) within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder.

Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to those enumerated above.

Depending upon market conditions and other factors, the reporting persons may acquire additional securities of the Issuer or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

Item 5.	Interest in Securities of the Issuer

(a)           Navigator owns 2,689,724 shares of common stock, and the percentage of common stock beneficially owned by Navigator is 10.4%.

Offshore owns 1,910,276 shares of common stock, and the percentage of common stock beneficially owned by Offshore is 7.4%.

Steelhead, as general partner and investment manager of Navigator and investment manager of Offshore, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Navigator and Offshore in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. The percentage of common stock beneficially owned by Steelhead, Mr. Johnston and Mr. Klein for the purposes of this Schedule is is 17.8%.

The calculation of percentage of beneficial ownership in item 13 of pages 2-6 is based on an assumed 25,878,885 shares outstanding, which number was derived from a representation by the Issuer to Navigator and Offshore that the number of shares of Common Stock outstanding as of October 15, 2007 was 21,878,885 shares, which number did not include an additional 4,000,000 shares of Common Stock issued in connection or contemporaneously with the October 2007 PIPE financing.

(b)           Reference is made hereby to Items 7 to 11 and 13 of pages 2-6 of this Schedule, which Items are incorporated herein by reference.

(c)           On October 19, 2007, Navigator purchased 749,324 of the Issuer’s common stock in a private (PIPE) transaction for $3.00 per share.

  On October 19, 2007, Offshore purchased 1,050,676 shares of the Issuer’s common stock in a private (PIPE) transaction for $3.00 per share.

  See also the transactions described in Item 4 above.

(d)           Not applicable.

(e)           Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Navigator and the Issuer are parties to a Subscription Agreement dated as of February 28, 2007, pursuant to which the Issuer sold 1,940,400 shares of its common stock to Navigator at a price of $4.65 per share in a private (PIPE) transaction.
Offshore and the Issuer are parties to a Subscription Agreement dated as of February 28, 2007, pursuant to which the Issuer sold 859,600 shares of its common stock to Offshore at a price of $4.65per share in a private (PIPE) transaction.

Navigator and Offshore are parties to a Registration Rights Agreement dated as of February 28, 2007 (the “February 2007 Registration Rights Agreement”) between the Issuer and certain investors entitling it to registration rights with respect to the shares of common stock issued to each pursuant to the February 2007 Subscription Agreements listed above. Under the February 2007 Registration Rights Agreement, the Issuer agrees to register for resale all of the shares of common stock issued to Navigator and Offshore pursuant to the February 2007 Subscription Agreements listed above

Navigator and the Issuer are parties to a Subscription Agreement dated as of October 15, 2007, pursuant to which the Issuer sold 749,324 shares of its common stock to Navigator at a price of $3.00 per share in a private (PIPE) transaction.

Offshore and the Issuer are parties to a Subscription Agreement dated as of October 15, 2007, pursuant to which the Issuer sold 1,050,676 shares of its common stock to Offshore at a price of $3.00 per share in a private (PIPE) transaction.

Navigator and Offshore are parties to a Registration Rights Agreement dated as of October 17, 2007 (the “October 2007 Registration Rights Agreement”) between the Issuer and certain investors entitling it to registration rights with respect to the shares of common stock issued to each pursuant to the October 2007 Subscription Agreements listed above. Under the October 2007 Registration Rights Agreement, the Issuer agrees to register for resale all of the shares of common stock issued to Navigator and Offshore pursuant to the October 2007 Subscription Agreements listed above.

See the description of the Voting Agreement by and among: (i) the Subject Stockholders; and (ii) Navigator, Offshore and the Co-Lender under Item 4 above.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
2.	Form of Subscription Agreement between the Issuer and the Investors named therein, dated as of February 28, 2007.
3.	Form of Registration Rights Agreement, dated as of February 28, 2007, between the Issuer and the investors named therein.
4.
Form of Subscription Agreement between the Issuer and the Investors named therein, dated as of October 15, 2007 (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 25, 2007 and incorporated herein by reference).

5.
Form of Registration Rights Agreement, dated as of October 17, 2007, between the Issuer and the holders named therein (included as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 25, 2007 and incorporated herein by reference).

6.	Voting Agreement, dated as of October 19, 2007, by and among: (i) the Subject Stockholders; and (ii) Navigator, Offshore and the Co-Lender.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2007	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
THE J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE, LTD. By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

EXHIBITS LIST

Exhibit 1.	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.
Exhibit 2.	Form of Subscription Agreement between the Issuer and the Investors named therein, dated as of February 28, 2007.
Exhibit 3.	Form of Registration Rights Agreement, dated as of February 28, 2007, between the Issuer and the investors named therein.
Exhibit 6.	Voting Agreement, dated as of October 19, 2007, by and among: (i) the Subject Stockholders; and (ii) Navigator, Offshore and the Co-Lender.

EXHIBIT

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: October 31, 2007	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
THE J-K NAVIGATOR FUND, L.P. By: Steelhead Partners, LLC, its General Partner By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD OFFSHORE, LTD. By: /s/ James Michael Johnston James Michael Johnston Its Director
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein